Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On January 20, 2022, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had decreased from 47,593,561 shares of common stock (representing 9.21%, as of September 30, 2021) to 45,340,437 shares of common stock (representing 8.78%, as of December 31, 2021). The share ownership of NPS is 8.49% of the total outstanding number of shares, including 17,482,000 convertible preferred shares issued. This disclosure is based on the results of shareholder registry closing as of December 31, 2021.